Exhibit 21.1
Subsidiaries of Align Technology, Inc.

The registrant’s principal subsidiaries as of December 31, 2012, are as follows:

-    Align Technology De Costa Rica, SRL, Costa Rica
-    Align Technology, B.V., the Netherlands
-    Aligntech de Mexico, S. de R.L. de C.V.
-    Cadent Holdings, Inc.
-    Cadent, Ltd.